

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Jeremy Frommer
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor
New York, NY 10003

Re: Creatd, Inc.
Form 8-K
Filed February 17, 2023
File No. 001-39500

Dear Jeremy Frommer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 17, 2023

General

1. You issued a press release on February 14, 2023 stating that the company has commenced trading on Upstream and its securities now trade on both the OTC and Upstream under the ticket symbol CRTD. Please revise your current report on Form 8-K to disclose the risks and uncertainties with listing on Upstream, including any restrictions on investors. In this regard, please explain what you mean when you state that MERJ operates Upstream as "a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities." We note that MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/. In doing so, please clarify whether MERJ is registered or regulated in any manner in the United States.

2. It appears that the Upstream website allows trading of tokenized equity of certain companies and that you are listed on Upstream. With a view toward disclosure, please provide a materially complete description of the tokenized shares and the process by

which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

• include the company's legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
• provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.
• explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

3. The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

4. Please revise your disclosure to clarify whether there could be discrepancies between the trading prices of common shares on the OTC and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

5. Please revise your disclosure to clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

6. In your February 14, 2023 press release, you state that "Global investors can now trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up..." This appears to suggest that U.S. investors can so trade. However, in your current report on Form 8-K, you also disclose that "U.S.- or Canada-based investors are prohibited from buying shares on the Upstream secondary market. However, U.S.- and Canada-based investors may sell securities they have previously purchased or acquired from an issuer, stockbroker or stock exchange that has duel-listed on Upstream." With a view toward disclosure, please clarify and reconcile the statement in the press release, which seems to suggest U.S. investors can buy on the platform, with the disclosure in the 8-K, which indicates U/S. investors cannot sell on the platform.

7. We note in your release from February 14, 2023, that Creatd's digital collectible NFT commemorating the dual listing "is now available for all Upstream participants to claim

with the code CRTD." Please revise your Form 8-K to discuss the commemorative NFTs in greater detail, including (i) who or what entity is issuing the NFTs, (ii) what these NFTs consist of and what they represent, and (iii) if and where the NFTs can be traded.

Additionally, please advise us how you have determined whether a commemorative NFT, a digital asset, is not a security and disclose the risk that the federal securities laws may apply to the distribution of the digital collectible NFTs, including by (i) providing us with your legal analysis that these NFTs are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities and (ii) addressing the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the law and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Linsky